NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	March 21, 2019

Canada:TSX:KLS
United States:NYSE American:KIQ

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2018

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX:  KLS), (NYSE American: KIQ) reports that the Company has released its audited financial statements and Management Discussion and Analysis for the year ended December 31, 2018.

The audited year end financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated.

SUMMARY OF FINANCIAL PERFORMANCE

	Year ended December 31,
	2018	2017
Revenues	$12,716,596	$6,062,778
Gross profit (loss)	$5,287,216	$1,018,685
Gross profit margin (net)	41.6%	16.8%
Net income (loss)	$194,453	$(5,015,911)
EBITDA (loss)	$1,017,153	$(4,608,683)
EPS (basic and diluted)	$0.00	$(0.11)

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2018 the Company had cash on deposit in the amount of $1,246,244, accounts receivable of $1,224,235, prepaid expenses of $110,258 and inventory of $3,668,401 compared to cash on deposit in the amount of $411,223, accounts receivable of $653,445, prepaid expenses of $183,966 and inventory of $3,980,243 at December 31, 2017.

The working capital position of the Company at December 31, 2018 was $4,469,882 compared to $3,628,911 at December 31, 2017.  Accounts receivable are collected within 30 days from invoicing shipments giving Kelso $1,224,235 of additional cash flow plus $1,233,376 of available cash to discharge liabilities of $1,312,517 on a timely basis subsequent to December 31, 2018.

Net assets of the Company improved to $8,165,734 at December 31, 2018 compared to $7,565,233 at December 31, 2017.  As of December 31, 2018 the Company had no interest-bearing long-term liabilities or debt.

OUTLOOK

Throughout 2018 the Company's dedicated stakeholders including new motivated customers actively pulled together to improve Kelso's commercial business capabilities.  These initiatives provided the necessary resources to ensure the Company's survival during difficult recessionary times in 2017.  These efforts directly impacted the Company's improved financial performance in 2018 and fuel the Company's positive outlook for the foreseeable future.

Over the past several years the Company's strategic plan has been focused on re-branding Kelso as a reliable American made supplier of high-quality performance equipment for the rail tank car industry.  This was an imperative strategic goal as management believed that it was essential to achieve a healthy sustainable financial turnaround.  Under these initiatives the Company has experienced improved sales growth and better contribution margins providing a steady recovery of the Company's available capital reserves.  This turn of events has allowed the Company to continue to pursue Kelso's ambitions to develop new business opportunities, sales growth and new products requiring regulatory certification from the American Association of Railroads ("AAR").

Management has been encouraged by the sales growth in 2018 and the revenue prospects for 2019 and 2020. Crude oil, ethanol and chemicals are the key commodities that are leading the way in the resurgence of rail tank car market activity. This stimulus has led industrial rail tank car analysts to expect average new-build production rates to grow from approximately 12,000 tank cars in 2018 to 22,000 tank cars in both 2019 and 2020. Based on these independent new-build predictions and the Company's historic retrofit/repair business where Kelso supplied its specialized tank car Pressure Relief Valve ("PRV") equipment to over 8,000 tank cars in 2018, Kelso anticipates to equip over 10,000 tank cars in both 2019 and 2020.

The key hurdle for sales growth is the achievement of AAR regulatory certifications that are required for full commercial adoption by railroad customers. In February 2019 the Company's Vacuum Relief Valve ("VRV") received AAR certification and sales have commenced. The VRV can add another $1,000 to $1,500 per tank car to Kelso's aggregate sales and is expected to boost overall revenues in future periods.

A key dynamic for the Company's financial growth is getting a wider variety of Kelso's tank car products adopted by hazmat shippers through a combination of OEM, retrofit and repair activities. Once this adoption trend can be firmly established the Company expects customers to begin to specify combinations of Kelso's AAR certified One-Bolt Manway and VRV along with the Company's proven PRV. Kelso's longer term goal is to improve tank car revenues from a PRV only based revenue stream of approximately $1,400 per tank car to in excess of $10,000 per tank car.

A key barrier to the pace of the Company's technology growth is that there is no mandatory requirement for any company to participate in service trials of new technology.  This means Kelso must source volunteer companies to participate in service trial programs. This is a difficult circumstance but Kelso continues to find technology partners and service trials for the Company's ceramic ball Bottom Outlet Valve ("BOV") and Kelso's high flow pressure car PRV are in process. Customers' willingness to participate in this process is an encouraging indication that these products will be in demand once AAR certifications are completed.

The Company continues to prioritize promising product development initiatives to build future value propositions for Kelso's stakeholders even though R&D projects are often complex and expensive. Timing of new revenue streams remains unpredictable and certainly not guaranteed. Kelso's R&D model has delivered an array of promising new products that include specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and a specialized vehicle suspension system for use in rugged outback terrain applications. It is important that Kelso continues to develop new products that can eventually add a diverse array of new sales opportunities.

Although many operational and human resource expenses have been reduced and the Company's capital management remains challenging, recent improvements in cash flows from sales growth in 2018 and early 2019 have been more than adequate to fund Kelso's ongoing business activities. The Company currently operates without the need for immediate access to new equity capital or debt and the Company remains free of interest-bearing long-term debt.

In addition, the Company has implemented new business processes, new personnel, changes to Kelso's corporate culture and introduced a more effective approach to customer service, marketing and sales.  In 2018 the results were encouraging with growth in sales, profitability and overall working capital position.  In 2019 business momentum appears to be growing and the Company maintains a strong growth outlook for 2019 and 2020.  The key objectives of Kelso's strategic plans are to achieve a more balanced growth of profitability from diverse revenue streams, stronger financial performance and improved valuation of the Company's business activities.

About Kelso Technologies Inc.

Kelso is an engineering product development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications.  The Company's reputation has been earned as a designer and reliable supplier of unique high performance rail tank car equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Notice to Reader: References to EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, unrealized foreign exchange and non cash share-based expenses (Black Sholes option pricing model) and write off of assets.  EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS.  Management believes that EBITDA is an alternative measure in evaluating the Company's business performance.  Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS.  The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that industrial rail tank car analysts to expect average new-build production rates to grow from approximately 12,000 tank cars in 2018 to 22,000 tank cars in both 2019 and 2020; that based on these new-build predictions and the Company's historic retrofit/repair business Kelso anticipates equipping over 10,000 tank cars in 2019 and 2020; that once an adoption trend from customers can be established for the Company's AAR certified One-Bolt Manway and VRV along with the Company's proven PRV the Company's long-term goal is to improve tank car revenues from a PRV based revenue stream of approximately $1,400 per tank car to in excess of $10,000 per tank car; that customers' willingness to participate in AAR product service trials is an encouraging indication that the resulting products will be in demand once AAR certifications are completed; that the Company can currently operate without immediate access to new equity capital or debt; that business momentum appears to be growing and we maintain a strong growth outlook for 2019 and 2020; and that the Company's key objectives in the Company's strategic plans are to achieve a more balanced growth of profitability from diverse revenue streams, stronger financial performance and improved valuation of the Company's business capabilities. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that regulatory deadlines for compliance may be delayed or cancelled; the Company's products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; the Company's new products may not receive AAR certification; orders may be cancelled and competitors may enter the market with new product offerings which could capture some of the Company's market share; and the Company's new equipment offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com